Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

April 1, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eileen Smiley and John Kernan

Re:	AMG Pantheon Credit Solutions Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-274875 and 811-23904

Dear Ms. Smiley,

The following responds to the comments provided via telephone on March 29, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of Pre-Effective Amendment No. 3 to the registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 4 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: The Staff notes the following disclosure on the cover page of the Prospectus: “An investor will pay a sales load of up to 3.50% for Class M Shares and offering expenses of up to 0.14% on the amounts it invests. If you pay the maximum aggregate 3.64% for sales load and offering expenses for Class M Shares and 0.14% in offering expenses for Class S Shares and Class I Shares, you must experience a total return on your net investment of 3.76% for Class M Shares and 0.14% for Class S Shares and Class I Shares in order to recover these expenses.” Please rephrase this disclosure to make clear that the 0.14% of offering expenses are paid by the Fund at the Fund level and that these costs are estimated to be approximately $600,000 and are listed in the Fee Table under “Other Expenses.” Please also include a cross reference to the Fee Table.

Response: The above-referenced disclosure has been revised as follows in the Revised Registration Statement:

•

An investor will pay a sales load of up to 3.50% for Class M Shares. The Fund will also incur organization and offering expenses of 0.24%, which are paid by the Fund at the Fund level, and these costs are estimated to be approximately $600,000 and are reflected in the “Other Expenses” line item of the fee table. Please see “SUMMARY OF FUND EXPENSES.” If you pay the maximum aggregate 3.74% for sales load and organization and offering expenses for Class M Shares and 0.24% in organization and offering expenses for Class S Shares and Class I Shares, you must experience a total return on your net investment of 3.87% for Class M Shares and 0.24% for Class S Shares and Class I Shares in order to recover these expenses.

2.

Comment: Please revise the last sentence of Footnote (3) to the Fee Table to tie the estimated $600,000 of organization and offering expenses to the 0.14% of offering expenses noted on the cover page of the Prospectus.

Response: The above-referenced disclosure has been revised as follows in the Revised Registration Statement:

Organization and offering expenses include expenses incurred in the Fund’s initial formation and its continuous offering and are estimated to be approximately $600,000 or 0.24% of net assets.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1872.

*****

Sincerely,

Kellilyn Greco

2